Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Consulting by T&G Corp
700 Colorado Blvd Suit 642
Denver, CO 80206
https://boneapetreat.net/

Up to $1,000,000.00 in Non-Voting Common Stock at $5.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Consulting by T&G Corp
Address: 700 Colorado Blvd Suit 642, Denver, CO 80206
State of Incorporation: CO
Date Incorporated: April 04, 2014

Terms:

Equity

Offering Minimum: $15,000.00 | 3,000 shares of Non-Voting Common Stock
Offering Maximum: $1,000,000.00 | 200,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an 5% bonus shares.

<u>Amount-Based:</u>

$250+ | Life is Ruff

Invest $250+ and receive access to a private Facebook Group, a Bone Apétreat! Bandana, and ownership certificate.

$1,000+ | Treat yo'self

Invest $1,000+ and receive all perks for tier 1, plus a goodie bag for your pup, $50 gift card for the Bone Apétreat! online store and a Bone Apétreat! Hat.

$2,500+ | Where's the pawty at?

Invest $2,500+ and receive all perks for tier 2, a complimentary Barkuterie Board for your pup, and a $100 gift card to the Bone Apétreat! Online store instead of the $50 gift card.

$5,000+ | Ultimutt Dog Lover

Invest $5,000+ and receive all perks for tier 3, 5% bonus shares and 10% off the Bone Apétreat! online store for one year instead of a gift card.

$10,000+ | Top Dog

Invest $10,000+ and receive all perks for tier 4, 10% bonus shares and access to an Annual call with the founder.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Consulting by T&G Corp will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 /share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Consulting by T&G Corp d/b/a Bone Apétreat!, was originally formed as a Florida LLC in 2014 and converted to a Colorado corporation in July 2020.

Bone Apétreat! offers a new and innovative concept, ideal for today’s ever growing pet owner community. Operating out of a custom-built Mercedes Sprinter Van, Bone Apétreat! introduced the state of Colorado to the world of Dog Treat Food Trucks.

Offering a wide variety of custom baked treats, delectable savory treats, bags of treats, all natural chews, frozen yogurts, select toys, and more, Bone Apétreat! is sure to have something to satisfy any canine craving! Bone Apétreat! strives to source 90% of their products from other small business in Colorado, and makes it a priority to source only the best products for their customers.

Now operating out of two trucks in the Denver Metro area, Bone Apétreat!, currently covers a 30 min radius of the Denver Metro Area. Ordering is also available online, as are custom made Barkuterie Boards.

Competitors and Industry

We are better because our truck is our main business, and we not only run our own business, but focus on purchasing as many items as possible from other local small business to help grow the entire small business community.

As we grow into other markets, we will require our franchisees to do the same for the local small business in their own markets.

There are currently no competitors in the pet treat vending market that we intend to make a huge focus in the next 5 years.

The Seattle Barkery, Seattle WA: mostly a bakery/treat manufacturer that also operates one Dog Food Trailer.

Woofbowl: A Truck that makes their own treats currently operating in Milwaukee, NYC, Washington DC and Los Angeles.

Alice's Gourmet Wonderland, Irvine, CA: a treat producer operating out of one truck in Irvine, CA.

Homegrown Hound, Dallas, TX: a dog bakery that occasionally sells out of a truck in addition to their store.

In recent years, the U.S. market for pet-related products has experienced record growth, generating over $123B in 2021, and analysts expect this trend to continue in years to come. Within the overall industry, pet foods and treats are the largest segment, estimated to be worth more than $40B and expected to surpass $51B by 2027 with a CAGR of 13.6%

Current Stage and Roadmap

We are currently operating out of two trucks in Denver. Once we raise capital, we have significant plans for franchising as well as vending and other opportunities. We do our best to source as many items as possible from other small business in Colorado to help spread the love. In our expansion plans, we plan to do the same in any market we will operate in.

The Team

Officers and Directors

Name: Tiffany Brown

Tiffany Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Sole Director & Founder
  Dates of Service: January, 2021 - Present
  Responsibilities: Manage day to day operations of the company. Currently does not take a salary but plans to take a $6k a month salary once sufficient funding is acquired. Owns 100% equity of the company.

Other business experience in the past three years:

- **Employer:** Breakhru Beverage
  Title: Business Manager
  Dates of Service: April, 2016 - May, 2021
  Responsibilities: Overseeing different brands

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tiffany Brown	800,000	Voting Common Stock	100.0%

The Company's Securities

The Company has authorized Voting Common Stock , and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 200,000 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 800,000 outstanding.

Voting Rights

Except as otherwise required by law or these Restated Articles, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him or her of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

There are no material rights associated with Voting Common Stock .

Non-Voting Common Stock

The amount of security authorized is 250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of this offering, you have no voting rights. Even if you were to receive voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $0 compared to $136,029 in fiscal year 2021.

Bone Apetreat! Officially launched it's first truck in January of 2021.

Cost of sales

Cost of Sales for fiscal year 2020 was $7,500 compared to $76,062 in fiscal year 2021.

While our parent company was up and running, we hadn't launched our actual Food Truck Business until January of 2021 when we began selling. We took in our initial load of inventory to launch in Q4 of 2020.

Gross margins

Gross margins for fiscal year 2020 were -$7,500 compared to $60,000 in fiscal year 2021.

While we were operating in 2020, we only purchased goods and did not have any sales. We began selling in January of 2021.

Expenses

Expenses for fiscal year 2020 were $61,469 compared to $116,551 in fiscal year 2021.

Our first Dog Treat Food Truck was purchased and built in late 2020. We also needed to purchase all inventory to stock the truck, as well as pay all necessary fees to get the truck side of the business up and running. In 2021, expenses significantly increased due to the business now being functional and selling. Our expenses are made up mostly of cost of goods, but also have supplies, labor, event fees and other business related costs.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because once we raise the capital needed, we will be able to expand into our planned vending and franchise model. Past cash was primarily generated through truck sales. Our goal is to create new channels of business including but not limited to vending, franchising, increased online sales and hotel partnerships. The food trucks are the tip of the iceberg for our business. They have enabled us to create a very strong brand and loyal customer following that will only help us when expanding to new channels. We anticipate seeing a significant growth of our cash flow once we are able to launch these new channels.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December, 2022, the Company has capital resources available in the form of a line of credit for $60,000 from CityWide Banks, and $20,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our new channels including vending, franchising, private label and increased online sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 81% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $980 in business insurance, $800 truck storage, $4,000 employee compensation, $5-$20K in inventory, $500-$3000 in entertainment, $500-$2000 in misc supplies, and $0-$5,000 in other miscellaneous expenses. CEO will take a salary until after funding.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 7 years. This is based on a current monthly burn rate of This is based on a current monthly burn rate of $6,000 in owner salary, $980 in business insurance, $800 truck storage, $4,000 employee compensation, $5-$20K in inventory, $500-$3000 in entertainment, $500-$2000 in misc supplies, and $0-$5,000 in other miscellaneous expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** SBA Loan
  Amount Owed: $109,907.00
  Interest Rate: 5.75%
  Maturity Date: January 01, 2030
  On September 8th, 2020, the Company entered into an SBA (Small Business Administration) loan. The amount accrues interest at 5.75% and has a maturity date in 2030. The agreement requires monthly payments of $1,334. The balance of the required liability as of December 31st, 2021, was $109,907.

- **Creditor:** Tiffany Brown
  Amount Owed: $97,186.00
  Interest Rate: 0.0%
  The founder loaned the Company funds totaling $97,186 as of December 31st, 2021. The loan does not accrue interest and is due on demand.

Related Party Transactions

- **Name of Entity:** Tiffany Brown
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The founder loaned the Company funds totaling $97,186 as of December 31st, 2021.
  Material Terms: The loan does not accrue interest and is due on demand.

Valuation

Pre-Money Valuation: $4,000,000.00

Valuation Details:

In calculating our pre-money valuation, we took many factors into consideration.

Current Revenue for two trucks: In 2022, we will hit total gross revenues of $250,000. This was with only one truck operating until May of 2022, when we launched our second truck. We calculate with a full 12 months with two trucks operating.

Anticipated growth on trucks year over year: On top of organic growth just from having two trucks fully operational for a 12 month period, we also believe we can grow the overall sales by increasing efficiencies and finding the most profitable stops. In 2022, we have seen an average increase of sales year over year by 119%. In 2023, we anticipate our sales will slow down, but still increase by a substantial margin.

Comparable Competitors: There are not currently any competitors doing exactly what we are doing. We believe our strategy to not only grow our own business, but subsequently grow other local small businesses puts us far ahead of the competition. There are also currently no obvious competitors in the franchise or vending space. We think this uniqueness gives us value.

Value of IP and Assets: Our current assets sit at approximately $195,780. We have not factored in our IP or physical assets as we believe they are integral to our sales which is the main factor of our valuation.

Success of the founder: Tiffany Brown has a vast background in sales, marketing, and brand management. She has worked, and excelled, within very large corporations including but not limited to the PGA TOUR, Red Bull North America, and Breakthru Beverage. She has an incredible work ethic, and will stop at nothing to ensure Bone Apetreat! is a success.

In conclusion: We have been fortunate to create a very loyal customer base that we believe is only growing stronger every day. All of our social media followers are organic as we do not believe in buying followers. Additionally, we believe our brand itself is worth $500K and anticipate that worth continuing to grow as we expand. We also plan to decrease our existing debt over the next 5 years, only enhancing the overall worth of our business. The above factors, combined with the opportunity we see for our brand in the vending space, lead us to a $4M valuation.

This valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has only Common Stock outstanding. The Company has no options, warrants, other securities with a right to acquire shares or shares for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *StartEngine Service Fees*
  94.5%
  StartEngine Fees

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's Vending Initiative in preparation of launching our new vending channel.

- *Franchising*
  10.0%
  We will use 10% of the funds raised to pay a third party company to assist us in launching our Franchise platform. Their services include all necessary Franchise legal documents, sales and marketing materials, operations manuals, royalty structures, franchisee sourcing and more.

- *Private Label*
  1.5%
  We will use 1.5% of the funds raised to fund our private label treat initiative which will include the design, packaging, government approvals, production and delivery of new bagged treats under the Bone Apetreat! Banner.

- *Company Employment*
  30.0%
  We will use 30% of the funds to hire and pay key personnel for daily operations, including the following roles: CEO, Sales Representatives, Inventory Manager and Sales and Marketing. Wages to be commensurate with training, experience and position.

- *Working Capital*
  37.0%
  We will use 38% of the funds for working capital to cover expenses for the initial launch of our vending channel, product expansion, and inventory, as well as ongoing day-to-day operations of the Company.

- *StartEngine Service Fee*

1.0%
StartEngine Service Fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://boneapetreat.net/ (dogtreatos.com/investors).

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/boneapetreat

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Consulting by T&G Corp

[See attached]

Consulting by T & G Corp (the "Company") a Colorado Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Consulting by T & G Corp

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 13, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	35,891	46,526
Deposit	5,000	-
Inventory	10,086	7,590
Total Current Assets	50,977	54,116
Non-current Assets		
Computers, Furniture, Fixtures & Equipment, and Vehicles, net of Accumulated Depreciation	38,244	47,018
Total Non-Current Assets	38,244	47,018
TOTAL ASSETS	89,221	101,134
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	3,522	19,515
Accrued Expenses	537	12
Notes Payable - Related Party	97,186	23,788
Other Short-Term Debt	9,720	9,381
Sales Tax Payable	1,593	-
Total Current Liabilities	112,558	52,696
Long-term Liabilities		
Notes Payable	100,187	109,907
Total Long-Term Liabilities	100,187	109,907
TOTAL LIABILITIES	212,745	162,603
EQUITY		
Accumulated Deficit	(123,524)	(61,469)
Total Equity	(123,524)	(61,469)
TOTAL LIABILITIES AND EQUITY	89,221	101,134

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2020	-	-	-	180	180
Issuance of Common Stock	1	-	-	-	-
Net Income (Loss)	-	-	-	(61,649)	(61,649)
Ending Balance 12/31/2020	1	-	-	(61,469)	(61,469)
Net Income (Loss)	-	-	-	(62,055)	(62,055)
Ending Balance 12/31/2021	1	-	-	(123,524)	(123,524)

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	123,546	-
Cost of Revenue	69,050	-
Gross Profit	54,496	-
Operating Expenses		
Advertising and Marketing	4,734	18,440
General and Administrative	68,295	34,807
Rent and Lease	21,885	818
Depreciation	10,077	3,336
Total Operating Expenses	104,991	57,401
Operating Income (loss)	(50,495)	(57,401)
Other Expense		
Interest Expense	11,560	4,248
Total Other Expense	11,560	4,248
Provision for Income Tax	-	-
Net Income (loss)	(62,055)	(61,649)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(62,055)	(61,649)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	10,077	3,336
Accounts Payable	(15,993)	19,515
Inventory	(2,496)	(7,590)
Other	2,118	192
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(6,294)	15,453
Net Cash provided by (used in) Operating Activities	(68,349)	(46,196)
INVESTING ACTIVITIES		
Equipment	(1,303)	(50,354)
Deposit	(5,000)	-
Net Cash provided by (used by) Investing Activities	(6,303)	(50,354)
FINANCING ACTIVITIES		
Notes Payable	(9,381)	119,288
Notes Payable - Related Party	73,398	23,788
Net Cash provided by (used in) Financing Activities	64,017	143,076
Cash at the beginning of period	46,526	-
Net Cash increase (decrease) for period	(10,635)	46,526
Cash at end of period	35,891	46,526

Consulting by T & G Corp
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Consulting by T & G Corp ("the Company") was formed as an LLC in Florida on April 4th, 2014, but subsequently converted to a Colorado corporation on July 9th, 2020. The Company filed for the dba of Bone Apetreat as well in 2020. The Company is Denver's first dog treat food truck! The Company is a one stop shop for all dogs' tasty cravings. The Company sells custom designed freshly baked human grade cookies and treats, to high quality made in the USA chews, antlers, horns, and even frozen yogurt. The Company has option for dogs of all ages, sizes, and even those with sensitive bellies or allergies.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

The Company had inventory totaling $10,086 as of December 31st, 2021. The Company uses a Point of Sale system that updates the inventory track daily and measures its inventory using the FIFO (First-in, First-out) method.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31st, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computers	3	1,303	(434)	-	869
Furniture, Fixtures, & Equipment	5	2,929	(879)	-	2,050
Vehicles	5	47,425	(12,100)	-	35,325
Grand Total	**-**	**51,657**	**(13,413)**	**-**	**38,244**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company incurred $21,885 in rent and lease expenses. The total consisted of costs to rent out truck storage and office space. There are no long-term agreements associated with this.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The founder loaned the Company funds totaling $97,186 as of December 31st, 2021. The loan does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

On September 8th, 2020, the Company entered into an SBA (Small Business Administration) loan. The amount accrues interest at 5.75% and has a maturity date in 2030. The agreement requires monthly payments of $1,334. The balance of the required liability as of December 31st, 2021, was $109,907.

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	106,906
2023	9,720
2024	9,720
2025	9,720
2026	9,720
Thereafter	61,307

NOTE 6 – EQUITY

The Company is authorized to issue 1 share that has unlimited voting rights and is entitled to receive the net assets of the corporation upon dissolution. The 1 share was issued and outstanding as of December 31st, 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 13, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company and its successor entity intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN BONE APETREAT TODAY!

A Food Truck Experience for Four-Legged Friends

Bone Apétreat! is a Denver-based dog treat retailer currently operating out of two food trucks in the greater Denver Metro area, as well as online, and is looking to expand nationwide. In ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


DENVER'S FIRST DOG TREAT FOOD TRUCK

$0.00 Raised

REASONS TO INVEST

- Launched in Denver, CO, Bone Apétreat! is one of the first food trucks of its kind, acting as a one-stop treat shop that's just for pets. Its founder is incredibly passionate about dogs, and has a strong background in sales, marketing, brand building and business management.
- In recent years, the U.S. market for pet-related products has experienced record growth, generating over $123B in 2021, and analysts expect this trend to continue in years to come. Within the overall industry, pet foods and treats are the largest segment, estimated to be worth more than $40B and expected to surpass $51B by 2027 with a CAGR of 13.6%.*
- Bone Apétreat! is just getting started! With a solid proof of concept, the company is expecting to gross over $260K in just its second year this year! Funds raised on StartEngine will not only be put towards local growth, but will enable the company to expand nationwide through franchising, as well as into a never before seen vending initiative in the pet space.

*Market information provided by PetFoodIndustry.com (source)

Invest Now
$5.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$250.00	$4M

THE PITCH

What if you could see a look of sheer happiness on your dog's face every day? And what if you didn't even have to leave your community to do so? Bone Apétreat! is a food truck retailer currently putting smiles on the faces of dogs (and cats) across the Denver Metro area, but with sights on growing nationwide. Since launching in 2021, our innovative concept has amassed a loyal following at local dog parks, farmer's markets, residential communities, doggie daycares, retail establishments, charity events, and more, allowing the company to double its fleet size and begin developing additional expansion opportunities.

Bringing Barkworthy Bites to a Neighborhood Near You

Operating out of two custom-built Mercedes sprinter vans, Bone Apétreat! strives to spoil dogs and the owners that love them with **a food truck experience that brings the pet store to you**. On any given day, their trucks can be found serving up custom-baked cookies, all natural chews, frozen yogurts, toys, and more, oftentimes working with local shelters and rescues giving back a percentage of sales to those organizations.


A food truck experience
BRINGING THE PET STORE TO YOU
DENVER'S FIRST DOG TREAT FOOD TRUCK

Bone Apétreat! also offers online sales, as well as our very own **signature Barkuterie boards**, custom made for that special pup in your life. It doesn't stop there! They also partner with over 20 local apartment buildings on their "Pet of the Month" programs, as well as local hotels for one-of-a-kind in-room canine dining.

Bone Apétreat! was first introduced in the Denver area market, but they believe all of our loyal companions deserve a treat, so the company is **looking to expand nationwide** through franchise opportunities, private label products, and vending initiatives.

THE PROBLEM & OUR SOLUTION

Making Every Dog's Day with a Traveling Menu of Treats and Other Pet-Friendly Fare

Bone Apétreat!'s founder was inspired to build a pet-centric business in honor of her beloved dog Graham, a German Shepherd rescue who loved meeting other animals and being spoiled by his mom. Understanding that dogs are only with their owners for so long, their treat trucks are a way to make their everyday encounters full of love and special memories.


A SOCIAL AND SAVORY EXPERIENCE FOR DOGS AND THE OWNERS THAT LOVE THEM
With something for every dog, Bone Apétreat! has amassed a loyal following at local dog parks, farmer's markets, & community events across Denver.

Just as food trucks provide a social and savory experience for humans, Bone Apétreat! was designed to offer the same for dogs. As soon as our vans arrive at our stop for the day, be it **local residential communities, private events, Farmer's or Holiday Markets, doggy daycares, and other community locales**, we are greeted by a crowd of furry fans, who know our brand just by using their nose. We also have many regulars!


Serving up custom-baked cookies, natural chews, frozen yogurts, toys, and
OUR SIGNATURE BARKUTERIE BOARDS

One thing that sets Bone Apetreat! apart from our limited competition nationwide is that we seek to acquire up to 90% of our offerings from other local small businesses, if we feel they are the right fit for our customers. We pride ourselves on providing an eclectic mix of healthy, sweet and savory options. From allergen-free treats, a variety of different protein sourced bags of treats, baked cookies with different ingredients, freeze dried protein chews, a raw bar, birthday cakes and even frozen marrow bones from a local farm, Bone Apétreat! has **something for every dog**. They even a few treats for your feline friends.

THE MARKET & OUR TRACTION

Setting Our Sights on Nationwide Expansion

Following launch in 2021, Bone Apétreat!'s concept was quick to catch on with consumers and customers. **In its first year, the business grossed $136K** and is expected to celebrate a milestone of over **$260K lifetime sales by the end of Q4 in 2022**. Each month their trucks serve thousands of customers, with gross margins of 50% or higher on most items. We are **actively growing our brand awareness** through local media features and organic reach on social media.


IN OUR FIRST YEAR, BONE APÈTREAT GROSSED $136K.
EACH MONTH OUR TRUCKS SERVE THOUSANDS OF CUSTOMERS, WITH MOST MARGINS AT 50% OR HIGHER
WELL-POSITIONED TO PURSUE A FRANCHISE MODEL

Based on this initial traction, the company is now **well-positioned to pursue a franchise model** so that they can bring Bone Apétreat! trucks to major cities across the country, and expand our love for the canine community. They are also **developing additional revenue streams** – including partnerships with hotels and apartment complexes, private label packaged treats, and one of a kind high-end dog treat vending machines.

WHY INVEST

Our Mission: Ensure that Every Dog across the United States can Experience the Very Best Day, Any Day of the Week!

Bone Apétreat! offers a new and innovative concept, ideal for today's ever growing pet owner community. In addition to our ability to coexist at events with traditional food trucks, our **opportunities for expansion** are vast and span **a wide range of potential revenue drivers**, which we are excited to develop in the near future.

As a company, we are in the business of making dogs happy, and we can't wait to do more of what we love with your support. **Invest today in Bone Apétreat!**


JOIN BONE APÈTREAT!
as we expand to serve today's ever-growing pet owner community

ABOUT

HEADQUARTERS	VALUATION
700 Colorado Blvd Suit 642 Denver, CO 80206	**$4M**

Bone Apétreat! is a Denver-based dog treat retailer currently operating out of two food trucks in the greater Denver Metro area, as well as online, and is looking to expand nationwide. In its first full year, the company achieved $136K in gross sales and is on track to surpass the $260K mark for gross revenue in 2022.

TEAM

Tiffany Brown
CEO, Sole Director & Founder

Even from when she was a little girl, Tiffany has had a special bond with dogs.

Originally from Florida, she had lived in Chicago for 5 years. Prior to starting Bone Apétreat!, Tiffany had an almost 17 year stint in Corporate America. She worked for many large companies including but not limited to The PGA TOUR, Live Nation, and Red Bull North America. Her skills are vast and encompass sales, marketing, business management, customer acquisition, inventory management, accounting and more.

When Covid hit, Tiffany saw an opportunity in a time when many people were losing their jobs and created a "covid proof" concept.

She moved across country to be closer to family, and to launch Bone Apétreat! in one of the most dog friendly cities in America, Denver.

Bone Apétreat! gave consumers a reason to get outside, stay safe, and spoil their dogs in one of the hardest times in our recent history.

TERMS

Bone Apetreat

Overview

PRICE PER SHARE
$5

VALUATION
$4M

DEADLINE
May 11, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$250.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,000,000.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
3,000

SHARES OFFERED
Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
200,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	:	**Consulting by T&G Corp**
Corporate Address	:	**700 Colorado Blvd Suit 642, Denver, CO 80206**
Offering Minimum	:	**$10,000.00**
Offering Maximum	:	**$1,000,000.00**
Minimum Investment Amount (per investor)	:	**$250.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Non-Voting Common Stock**
Minimum Number of Shares Offered	:	**2,000**

Maximum Number of Shares Offered : 200,000

Price per Share : $5.00

Pre-Money Valuation : $4,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an 5% bonus shares.

Amount-Based:

$250+ | Life is Ruff

Invest $250+ and receive access to a private Facebook Group, a Bone Apétreat! Bandana, and ownership certificate.

$1,000+ | Treat yo'self

Invest $1,000+ and receive all perks for tier 1, plus a goodie bag for your pup, $50 gift card for the Bone Apétreat! online store and a Bone Apétreat! Hat.

$2,500+ | Where's the pawty at?

Invest $2,500+ and receive all perks for tier 2, a complimentary Barkuterie Board for your pup, and a $100 gift card to the Bone Apétreat! Online store instead of the $50 gift card.

$5,000+ | Ultimutt Dog Lover

Invest $5,000+ and receive all perks for tier 3, 5% bonus shares and 10% off the Bone Apétreat! online store for one year instead of a gift card.

$10,000+ | Top Dog

Invest $10,000+ and receive all perks for tier 4, 10% bonus shares and access to an Annual call with the founder.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Consulting by T&G Corp will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 /share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

PRESS

9NEWS Denver

Meet Bone Apetreat! the food truck for dogs in Denver

View Article

9NEWS Denver

Bone Apétreat! offers treats and toys for dogs in Denver

View Article

9NEWS Denver

Making frozen yogurt for dogs

View Article

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California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi! First off, I wanted to personally thank you for taking a look at our campaign! I know there are a lot of companies to choose from when looking to invest here, and I am so honored that you chose to take a look at ours! Thank you!

At first, I was going to create an elaborate video with a professional backdrop, a few bells and whistles, the whole nine, but instead, I decided I wanted to introduce you to me! A super hard working entrepreneur, currently working her ass off out of her home office (exhibit A , behind me), putting lots of sweat and tears into the business she created from scratch, that has so much room to grow!

You can read all about my business, why should invest and what my elaborate plans are to grow on our campaign page. In this video, I wanted you to see the real me.

At the end of the day, behind every company is a person. Behind every person is a story. Here is my story.

What if you could see a look of excitement on your dog's face that you've never seen before? Something better than when they know they're going on a car ride. Better than when you drop a piece of juicy bacon on the floor. Even better than when you're giving them the world's greatest belly rub. Just a sheer look of genuine content? How would that make you feel? And what if you didn't even have to leave your community to do that?

My name is Tiffany Brown and I launched Bone Apetreat! in Denver, CO, in January of 2021. Yep, that's right. In the middle of the pandemic! I had worked in Corporate America for what felt like a lifetime, and when Covid hit, I knew I had an opportunity to finally pursue my lifelong dream of working with dogs.

I have basically been a major dog lover ever since I was born. When we'd go on family vacations, I couldn't help but flock to the poor stray dogs living on streets and just had to pet and feed them. I was always the favorite, if I do say so, of our family dogs growing up, and when I turned 30, I knew the only thing missing in my single life was a dog of my own.

After months of looking through several shelters in Chicago, one day I came across a sweet little sad and scared soul, who was 4 months old and named Seth. It was that moment that I knew he was the one. Poor Seth (who I quickly renamed Graham), was so scared of everything, he could hardly even walk out of the shelter. I don't know who was mean to him, but somebody was, and I knew I was going to spend the rest of his life making it up to him.

Graham ended up being my rock. He was there for me through breakups, moves across country, good times, bad times, and everything in between. He could often just look into my eyes and I suddenly knew everything would be ok.

Graham, while l I didn't know it 9 years prior, was the true inspiration for my business. Why change the life of just one dog, when I could impact the lives of all of them?

One day in May of this year, Graham was fine on our morning walk, but suddenly wasn't on our walk back inside. He was super lethargic, wouldn't eat, and something in me just knew what was happening. I lost it. I was a mess. I held him and told him how much he meant to me for a while. Graham sadly passed that same afternoon of a hemangiosarcoma on his heart. That was honestly one of the hardest days of my life. But, the one thing that gave me peace was knowing that while he was on this earth, I did everything in my power to make every day the best possible day, for him.

Graham's likeness is prominently displayed on the side of both trucks, and nothing makes me happier than seeing his sweet face in lots of photos and videos taken by our customers every day.

With a huge hole in my heart, and what seemed like an empty lifeless house, I thought I would foster dogs until I was ready for my next one. Little did I know, the moment I picked up 10 week old Maverick, formerly Mr. Heckles, from a rescue in Castle Rock Colorado, that he would be here to stay.

Maverick, now 7 months old, has truly helped heal my broken heart. He can often be found riding in the passenger side of one of our trucks, creating his one of a kind nose art on the window, or behind the counter proudly serving up treats!

Anyway, I could go on and on about how great my business is, and why you should invest, but at the end of the day, our best testimonials come from none other than our customers themselves.

So, if you're still watching, here's a glimpse of the happiness we currently bring to the world every day, that we can hopefully continue to spread across the country, but can only do that with your help!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.coloradosos.gov.

E-Filed

Colorado Secretary of State
Date and Time: 02/03/2023 12:43 PM
ID Number: 20201596097

Document number: 20231145299
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Amended and Restated Articles of Incorporation

filed pursuant to §7-90-301, et seq. and §7-110-107 and §7-90-304.5 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

   ID number 20201596097
   (Colorado Secretary of State ID number)

   Entity name Consulting by T & G Corp.

2. The new entity name (if applicable) is ______________________.

3. The amended and restated constituent filed document is attached.

4. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5. (Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)

   (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

   The delayed effective date and, if applicable, time of this document is/are ______________________.
   (mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing the document to be delivered for filing are

West	Ann		
(Last)	(First)	(Middle)	(Suffix)

5105 DTC Pkwy
(Street name and number or Post Office Box information)
Suite 312

Greenwood Village	CO	80111
(City)	(State)	(Postal/Zip Code)

	United States
(Province – if applicable)	(Country – if not US)

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CONSULTING BY T & G CORP

Pursuant to Section 7-110-103 of the Colorado Business Corporation Act ("Act"), Consulting by T & G Corp, a Colorado corporation (the "Corporation"), hereby amends and restates the Articles of Incorporation of the Corporation as follows:

These Amended and Restated Articles of Incorporation of the Corporation (these "Restated Articles") (i) correctly set forth the provisions of the Articles of Incorporation of the Corporation; (ii) were proposed, approved, and recommended for shareholder approval by the Board of Directors of the Corporation pursuant to resolutions unanimously approved by written consent, dated February 3, 2023; (iii) were adopted and approved by all of the shareholders of the Corporation pursuant to resolutions unanimously approved by written consent, dated February 3, 2023; and (iv) supersede all prior Articles of Incorporation of the Corporation, any amendments thereto and restatements thereof, as filed with the Secretary of State of Colorado.

ARTICLE I
NAME

The name of the Corporation shall be Consulting by T & G Corp.

ARTICLE II
PERIOD OF DURATION

This Corporation shall exist perpetually unless dissolved according to law.

ARTICLE III
PURPOSE

The purposes for which this Corporation is organized are to engage in any and all lawful business activities. The Corporation shall without limitation, have all of the powers conferred upon corporations established in the State of Colorado to conduct its business within and outside of the State of Colorado.

ARTICLE IV
SHARES AND VOTING

The total number of shares of capital stock which the Corporation has the authority to issue is one million two hundred fifty thousand (1,250,000) shares of Common Stock, all with no par value, divided into one million (1,000,000) shares of Voting Common Stock and two hundred fifty thousand (250,000) shares of Non-Voting Common Stock. The rights, preferences, powers privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under these Restated Articles, the Voting Common Stock and Non-

Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

A. Voting Rights.

(i) Voting Common Stock. Except as otherwise required by law or these Restated Articles, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him or her of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting.

B. Cumulative Voting. Cumulative voting shall not be permitted in the election of directors or otherwise.

C. Redesignation. Concurrently with the filing of these Restated Articles with the Secretary of State of the State of Colorado, the one share of common stock outstanding immediately prior to such filing shall be redesignated as eight hundred thousand (800,000) shares of Voting Common Stock.

ARTICLE V
NO PREEMPTIVE RIGHTS

Shareholders of the Corporation shall not be entitled to a preemptive right to purchase, subscribe for, or otherwise acquire (i) any unissued or treasury shares of stock of the Corporation, (ii) any options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares or any shares, bonds, notes, debentures, or (iii) other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares.

ARTICLE VI
SHARE TRANSFER RESTRICTIONS

The Corporation shall have the right to impose restrictions upon the transfer of any of its authorized shares or any interest therein. The board of directors is hereby authorized on behalf of the Corporation to exercise the corporation's right to so impose such restrictions at such time as the board deems the restrictions to be in the best interests of the Corporation.

ARTICLE VII
ACTION BY SHAREHOLDERS WITHOUT A MEETING

Any action required or permitted to be taken at a meeting of the shareholders, may be taken without a meeting if shareholders holding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted consent to such action in writing. Such consents must be signed by the shareholders and delivered to the Corporation as provided by the Act for inclusion with the records of meetings of the Corporation. The Corporation shall provide notice to all nonconsenting shareholders as required by the Act.

ARTICLE VIII
OFFICE AND REGISTERED AGENT

The registered agent of this Corporation in this state is Consulting by T & G Corp. The street and mailing address of the registered agent is 700 Colorado Blvd, Suite 642, Denver, CO 80206. The street and mailing address of the Corporation's principal office is 700 Colorado Blvd, Suite 642, Denver, CO 80206.

ARTICLE IX
BOARD OF DIRECTORS

The number of directors of the Corporation which shall constitute the whole board of directors shall be fixed by, or in the manner provided in, the bylaws of the Corporation.

ARTICLE X
MANAGEMENT

The following provisions relate to the management of the business and the conduct of the affairs of the Corporation, and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law.

A. Indemnification. The Corporation shall indemnify, to the maximum extent permitted by law, any person who is or was a director or officer of the Corporation, and may indemnify any other person, against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the Corporation or because he is or was serving another entity as a director, officer, partner, trustee, employee, fiduciary or agent at the Corporation's request. The Corporation shall further have the authority, to the maximum extent permitted by law, to purchase and maintain insurance providing for such indemnification, advance expenses to persons indemnified by the Corporation, and provide indemnification to any person by general or specific action of the board of directors, the bylaws of the Corporation, contract or otherwise.

B. **Limitation on Director's Liability**. To the maximum extent allowed by applicable law, no director of this Corporation shall have any personal liability to the Corporation or its shareholders for monetary damages or other money payment for any act, omission to act, or decision as a director to the Corporation except that directors of this Corporation shall be liable for: (i) the amount of a financial benefit received by a director to which the director is not entitled;(ii) an intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 7-108-405 of the Act; and (iv) an intentional violation of criminal law.

A director liable under Section 7-108-402 of the Act for money damages or other money payment may offset against the liability any gain to the Corporation that the director establishes arose out of the same transaction, unless the offset is against public policy. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

ARTICLE XI
EFFECTIVE DATE

These Amended and Restated Articles shall be effective as of the date filed with the Colorado Secretary of State.

ARTICLE XII
INDIVIDUAL CAUSING DOCUMENT TO BE DELIVERED FOR FILING

The name and mailing address of the individual who causes this document to be delivered for filing is:

Ann L. West
Hackstaff Snow Atkinson & Griess, LLC
5105 DTC Parkway, Suite 312
Greenwood Village, CO 80111

Exhibit G to Form C

Test The Waters Materials

Exhibit G to Form C

Test The Waters Materials



Tiffany Brown · 2nd
Founder and CEO at Bone Apétreat!
3w · Edited ·

+ Follow

We are over the moon to soon be able to offer investment opportunities in our beloved business!!

We have BIG PLANS, and we hope you want to come along for the ride. Stay tuned!

We hope to be able to call you an investor soon!

#coloradodoglife #denver #denvercolorado #denversmallbusiness #denverdogs #dogsofdenver #dogsofinstagram #instadog #yum #lovemydog #doglover #lovemypet #spoileddog #smallbusiness #coloradodogs #coloradopup #denverdog #5280dogs #boneapetreat #mountaindog #rufflife #supportlocal #supportsmallbusiness #foodtruck #5280life #invest #opportunity

"NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST."


YOU CAN INVEST AND OWN EQUITY
IN BONE APÉTREAT!


Bone
Apetreat!
FOOD TRUCK

89 likes

bone_apetreat We are over the moon to soon be able to offer investment opportunities in our beloved business!!

We have BIG PLANS, and we hope you want to come along for the ride. Stay tuned!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST

We hope to be able to call you an investor soon!

Bone Apétreat
Jan 12 ·


bone_apetreat
Meghan Trainor · Made You Look

286 views

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Bone Apétreat
1. "NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST."

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